

January 31, 2013

<u>Via E-mail</u>
David Morse
Chief Executive Officer
Location Based Technologies, Inc.
49 Discovery, Suite 260
Irvine, California 92618

> **Re:** **Location Based Technologies, Inc.**
> **Amendment No. 1 to Item 4.01/4.02 Form 8-K**
> **Filed January 23, 2013**
> **File No. 333-139395**

Dear Mr. Morse:

We have reviewed your amended filing and response dated January 22, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

Item 4.01 Changes in Registrant' Certifying Accountant

1. Please amend your Form 8-K to include the disclosures required by Regulation S-K, Item 304(a)(1)(iv) with regard disagreements with Comiskey, specifically, your revised 8-K should identify any disagreements with Comiskey during the <u>two</u> most recent fiscal years and subsequent interim period through the date of their dismissal. Your revised Form 8-K should include an updated letter from your former auditor addressing your revised disclosure as an exhibit. Please ensure that the date in the exhibit 16 letter references the date on the cover page of the amended 8-K.

2. We note that the second paragraph from the original 8-K concerning the audit reports of Comiskey was omitted from the revised Form 8-K. Please amend your 8-K to disclose the information required by Item 304(a)(1)(ii) of Regulation S-K. Please note that the revised Form 8-K should stand on its own and contain all required disclosures.

David Morse
Location Based Technologies, Inc.
January 31, 2013
Page 2

        If you have any questions, please call me at (202) 551-3624.

                                        Sincerely,

                                        /s/ Heather Clark

                                        Heather Clark
                                        Staff Accountant